Exhibit 21.1

Subsidiaries of Rocket Pharmaceuticals, Inc.

	Subsidiary	Jurisdiction of Incorporation	Rocket Ownership
1.	Inotek Securities Corporation	Massachusetts	100%
2.	Inotek Ltd.	Bermuda	100%
3.	Rocket Pharmaceuticals, Ltd.(a)	Cayman Islands	100%

(a)	Effective January 4, 2018, Rome Merger Sub, a wholly owned subsidiary of Inotek Pharmaceuticals Corporation, merged into Rocket Pharmaceuticals, Ltd.